SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2012. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed	7
	today with the Philippine Stock Exchange, Inc. and the Securities and Exchange Commission regarding a press release entitled “PLDT Offers Debut SEC-Registered Bonds”.

Exhibit 1

January 23, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT Offers Debut SEC-Registered Bonds”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

January 23, 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Acting Director – Corporate Governance & Finance Department

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT Offers Debut SEC-Registered Bonds”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	—	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,005 As of December 31, 2013	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. January 23, 2014

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200

Address of principal office
Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 9 (Other Events)

Attached hereto is a press release entitled “PLDT Offers Debut SEC-Registered Bonds”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By:

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

January 23, 2014

pressrelease

PLDT Offers Debut SEC-Registered Bonds

Manila, Philippines, 23rd January 2014 – Philippine Long Distance Telephone Company (PLDT), the leading telecommunications service provider in the Philippines, has received approval from the Securities and Exchange Commission (SEC) to sell bonds with a base offer size of P10 billion, with an option for oversubscription of up to P5 billion. This will be PLDT’s maiden SEC-registered peso retail bond issuance.

The PLDT bonds carry a coupon rate of 5.2250% per annum for the seven year bonds due 2021 and 5.2813% per annum for the ten year bonds due 2024, payable quarterly.

The bonds will be offered to the public from January 24 to 30, 2014, issued in minimum denominations of P50,000 each and in integral multiples of P10,000 thereafter. The issuer may at its discretion close the offer period before January 30, 2014. PLDT intends to list the bonds on the Philippine Dealing and Exchange Corporation on issue date. The bonds may be sold and traded only in the Philippines.

PLDT’s inaugural bonds were rated by Credit Rating and Investors Services Philippines, Inc. (CRISP) as ‘AAA’ with a ‘stable’ outlook, the highest on the scale. CRISP cited PLDT’s dominant market leadership, strong historical financial performance and excellent management and governance as key considerations for providing their rating.

PLDT is rated investment grade by three international rating agencies, namely Moody’s Investor Service, Standard & Poor’s and Fitch Ratings.

The Company intends to use the proceeds of the bonds to partially finance its capital expenditure and refinance some of its existing obligations which were utilized in relation to service improvements and expansion projects.

At the end of 2013, PLDT was the most valuable Philippine listed firm, with total market capitalization of PHP576 billion.

First Metro Investment Corporation is acting as Issue Coordinator for the bonds, and is also a Joint Lead Underwriter and Joint Bookrunner alongside BDO Capital & Investment Corporation, BPI Capital Corporation and The Hongkong and Shanghai Banking Corporation Limited.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: January 23, 2014